

July 9, 2024

Paul Nungester
Chief Financial Officer
Premier Financial Corp.
601 Clinton Street
Defiance, OH 43512

  Re: Premier Financial Corp.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 000-26850

Dear Paul Nungester:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Loan Portfolio Composition, page 5

1. We note your tabular disclosure on page 6 which indicates that your commercial real estate ("CRE") loan portfolio comprised 40.5% of total loans as of December 31, 2023. We also note disclosure in your January and April 2024 Investor Update presentations included on your website that provide detailed disclosures of your CRE loan portfolio. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended June 30, 2024, to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic and industry concentrations (e.g., office, retail, hotel and multifamily), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates to enhance an investor's understanding of these loan categories.

2. We note your disclosure on page 18 that your CRE loans typically have higher principal amounts than residential real estate loans and that many of your CRE borrowers have more than one loan outstanding and as a result, an adverse development on one loan can expose you to a greater risk of loss on other loans. Please revise future filings, beginning

with your Form 10-Q for the fiscal quarter ended June 30, 2024, to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 40

3.   We note your disclosure on page 40 that indicates you monitor interest rate risk using a simulation technique that takes into account prepayment speeds on amortizing financial instruments, loan and deposit volumes and rates, borrowings, derivative positions and non-maturity deposit assumptions and capital requirements. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended June 30, 2024, to fully describe and define the various identified inputs and assumptions supporting your market risk presentations and sensitivity disclosures. In addition, provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself. See Item 305(a)(1)(ii)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance